BRC Inc.

1144 S. 500 W

Salt Lake City, UT 84101

(801) 874-1189

May 2, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	BRC Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-263627

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-263627) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on May 4, 2022, or as soon as practicable thereafter.

Please do not hesitate to contact Peter Seligson of Kirkland & Ellis LLP at (212) 446-4756 with any questions or comments with respect to this letter.

Very truly yours,
BRC Inc.

By:	/s/ Andrew McCormick
Name:	Andrew McCormick
Title:	General Counsel